UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ferroglobe PLC
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G33856 108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G33856 108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
GRUPO VILLAR MIR, S.A.U.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
94,554,634 Ordinary Shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
94,554,634 Ordinary Shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
94,554,634

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
55%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

1 The percent ownership is calculated based upon an aggregate of 98,078,163 A Ordinary Shares outstanding and 73,759,990 Ordinary Shares outstanding at the close of business on July 11, 2016, as adjusted for the redesignation of all outstanding A Ordinary Shares into Ordinary Shares on November 18, 2016.

Item 1.
(a) Name of Issuer: Ferroglobe PLC
(b) Address of Issuer’s Principal Executive Offices:

2nd Floor West Wing, Lansdowne House 57 Berkeley Square London W1J 6ER United Kingdom

Item 2.
(a) Name of Person Filing: Grupo Villar Mir, S.A.U.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Grupo Villar Mir, S.A.U. is:
Torre Espacio
Paseo de la Castellana, 259 D, Planta 52
28046 Madrid, Spain

(c) Citizenship: Grupo Villar Mir, S.A.U. is a Spanish public limited liability company in the form of a sociedad anónima

(d) Title of Class of Securities: Ordinary Shares

(e) CUSIP Number: G33856 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership

The information in Item 1 and Items 5 though 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

Grupo Villar Mir, S.A.U.

By:	/s/ Javier López Madrid
	Name:	Javier López Madrid
	Title:	Chief Executive Officer

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